INDO-PACIFIC ENERGY LTD.

284 Karori Road, P.O. Box 17-258
Karori, Wellington, New Zealand

MANAGEMENT PROXY CIRCULAR
as at November 25, 2003.

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Indo-Pacific Energy Ltd. (“Indo-Pacific”) for use at the special meeting (the “Meeting”) of its shareholders to be held on December 31, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

Indo-Pacific was incorporated in British Columbia, Canada, in 1979 and its incorporation is now domiciled in the Yukon Territory, Canada, under the provisions of the Business Corporations Act (Yukon). Common shares in Indo-Pacific have been quoted on the US National Association of Securities Dealers “OTC Bulletin Board” since 1997. Indo-Pacific has filed an application for listing of its Common shares on the TSX Venture Exchange (TSXV”) which is part of the Toronto Stock Exchange (TSX) Group, headquartered in Toronto, Ontario, Canada.

Indo-Pacific operates in New Zealand, Australia and Papua New Guinea. It is in the business of exploring for and developing and producing energy sources in oil and natural gas.

GENERAL PROXY INFORMATION

Who Can Vote

Indo-Pacific has an authorized capital of an unlimited number of Common shares without par value. As of November 25, 2003, Indo-Pacific had outstanding 7,739,324 Common shares. Persons who on December 1, 2003 are recorded on the share register as holders of Common shares can vote at the Meeting. Each Common share has the right to one vote.

To the knowledge of the directors and officers, as of November 25, 2003, the only persons or corporations who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of Indo-Pacific carrying the right to vote in all circumstances are:

Name	Number of Shares	Percentage of Outstanding Shares
Alex Guidi(1)	1,032,016	13.33%
Trans-Orient Petroleum Ltd. (2)	832,145	10.75%

(1)
Mr. Guidi is a former director of Indo-Pacific. Mr. Guidi holds, directly, options and warrants to purchase a further 512,000 Common shares of Indo-Pacific. Indo-Pacific understands that Mr. Guidi is intending to sell a number of his shares in Indo-Pacific to Mr. Loretto (see note #2) in order to reduce his ownership below 10%. Mr. Guidi’s sell-down will not affect his right to vote these shares at the Meeting.

(2)
Trans-Orient is a public company trading on the OTC Bulletin Board in the United States. Trans-Orient is currently controlled by Alex Guidi who is understood by Indo-Pacific to be in discussions to sell his control portion to Trans-Orient’s President, Mr. Peter Loretto, businessman, of Richmond, British Columbia, or such other person as Mr. Guidi may decide, subject to regulatory approval.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name) you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Management Proxy Circular.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of Indo-Pacific, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Proxy Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Indo-Pacific as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common shares will not be registered in the shareholder’s name on the records of Indo-Pacific. Such Common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Indo-Pacific. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common shares.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are directors of Indo-Pacific. You may also appoint some other person (who need not be a shareholder of Indo-Pacific) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of Indo-Pacific named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to Indo-Pacific’s transfer agent, Pacific Corporate Trust Company, by fax (604) 689-8144, by mail or by hand at its office at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at anytime up to and including 4:00 p.m. (Vancouver time) on December 29, 2003.

Telephone

The option to submit a proxy by telephone is offered only in Canada and in the United States. Registered shareholders electing to submit a proxy by telephone require a touch-tone telephone. The telephone number to call is 1-888-835-8683. Shareholders must follow the instructions, use the form of proxy received from Indo-Pacific and provide the ID and Code numbers located beside your name on the proxy form on the lower left-hand side. If the ID and Code numbers are not on the proxy, they will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touch-tone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the website: http://www.stocktronics.com/webvote.

Registered shareholders must then follow the instructions and refer to the proxy form received from Indo-Pacific which contains the ID and Code numbers, located on the proxy form. Voting instructions are then conveyed electronically by the shareholder to Indo-Pacific over the Internet.

Non-registered shareholders, that is, those whose shares are held in “nominee” name, usually banks, trust companies, securities brokers or other financial institutions, will be provided with voting instructions by the nominee. Please see further instructions above under the heading “How You Can Vote” (page 2).

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Indo-Pacific. All costs of this solicitation will be borne by Indo-Pacific.

Revocation of Proxies

You may revoke your proxy by

  delivering, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, a written notice of revocation duly executed to Pacific Corporate Trust Company or to the office of the Attorney for Service of Indo-Pacific in British Columbia which is located at the offices of Lang Michener, 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7,

  advising the Chairman of the Meeting that you are voting in person at the Meeting, or any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors, any amendment to or variation of any matter identified in the proxy, and any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this Management Proxy Circular, management of Indo-Pacific knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

Votes Necessary to Pass Resolutions

Indo-Pacific’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxyholders present representing a minimum of five percent of the issued voting shares in Indo-Pacific. A majority of not less than two-thirds of the votes cast by the shareholders who vote will be required in respect of the special resolution. A simple majority of affirmative votes cast at the Meeting is required to pass the resolution to ratify the new by-laws.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

“Named Executive Officer” means the Chief Executive Officer, as well as each of Indo-Pacific’s four highest compensated executive officers, other than the Chief Executive Officer, providing their compensation is at least $100,000 (Cdn) per annum.

As at Indo-Pacific’s year end of December 31, 2002, Indo-Pacific had, in addition to its “Named Executive Officers” (of which Indo-Pacific had two, namely Dr. David Bennett, its Chief Executive Officer, and Jenni Lean, its Manger, Corporate Affairs and a director of its Papua New Guinean and New Zealand subsidiaries), two executive officers; namely, Chairman of the Board, David McDonald; and the Company Secretary, Jeanette Watson. David Newman was appointed as Chairman of the Board in September, 2003, and Nigel Robinson was appointed as Chief Financial Officer in September, 2003.

The compensation paid to the Named Executive Officers during Indo-Pacific’s three most recently completed financial years of December 31st is as set out below.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year End	Annual Compensation			Long Term Compensation			All Other Compens ation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)
Dr. David Bennett President & Chief Executive Officer	2002 2001 2000	152,177 112,000 81,275	Nil Nil Nil	Nil Nil Nil	400,000 Nil 2,500,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lean Manager, Corporate Affairs	2002 2001	Nil Nil	Nil Nil	92,910 65,798	126,000 Nil	Nil Nil	Nil Nil	Nil Nil
Alex Guidi Former Chairman & Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 2,000,000(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)
Pursuant to the consolidation of Indo-Pacific’s shares on a 5 to 1 basis, these options were consolidated in the fiscal 2001 year, to 300,000 at US$2.50 and 200,000 at US$3.00 and subsequently repriced to $1.25.

(2)
Pursuant to the consolidation of Indo-Pacific’s shares on a 5 to 1 basis, these options were consolidated in the fiscal 2001 year, to 200,000 at US$2.50 and 200,000 at US$3.00 and subsequently repriced to $1.25 and subsequently cancelled by agreement with Indo-Pacific.

Share Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2002 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Dr. David Bennett	400,000	44.79%	$1.00	$0.86	July 6, 2005
Jennifer Lean	126,000	14.11%	$1.00	$0.86	July 6, 2005

All such options were granted on October 15, 2002, under substantially the same terms as the vesting options agreement of July 6, 2000, except that all vestings were accelerated to be completed by April 15, 2004. The market price for the securities in the 30 days preceding the date on which the options were granted ranged from a high of $1.10 to a low of $0.80.

No share options were exercised by the Named Executive Officers during the financial year ended December 31, 2002. The value of unexercised options at December 31, 2002 was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Indo-Pacific or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments for services as consultants or experts during the most recently completed financial year or subsequent year, up to and including the date hereof except as follows:

(a)
During 2002 the independent directors of Indo-Pacific received Cdn$200 per meeting cash compensation for services rendered in their capacity as directors of Indo-Pacific, totalling $2,000 (nil for previous years) and the Chairman received US$10,000 in total for the year (nil for previous years).

(b)
Mr. Zinkhofer received no direct cash remuneration from Indo-Pacific, however, he is a partner of Indo-Pacific’s legal counsel, Lang Michener, which billed Indo-Pacific approximately US$20,000 in the year ended December 31, 2002. The figure is significantly higher in 2003 due to work in connection with a Canadian Stock Exchange listing and a New Zealand share offering. Mr. Zinkhofer received a grant of stock options in consideration of acting as a director.

(c)
It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. Rather, the directors have been compensated through stock awards and option grants. In 2002, the board decided to pay directors’ fees to the Chairman and the non-executive directors (except Mr. Zinkhofer, who invoices time charges through the law firm of which he is a partner in lieu). Such fees were payable for the 2002 and subsequent years. Currently, independent directors (other than David Newman, Peter Tapper and Bernhard Zinkhofer) receive Cdn$200 per meeting. The current Chairman of the Board, David Newman, receives US$25,000 per year, and Peter Tapper receives US$20,000 per year. David Newman and Peter Tapper have each received stock options for 20,000 shares at an exercise price of US$l.25 per share. Mr. Johnson is an employee of DLJ Management Ltd. which invoices the Issuer US$1,500 per month for advisory services, including assistance with preparation of statutory filings and for reviewing the corporate disclosure documents

(d)	An aggregate of 85,000 options held by three directors were repriced downward to an exercise price of $1.25 per share during the year ended December 31, 2002.

Other

No financial assistance has been given to any shareholder, director, officer, employee of Indo-Pacific or a subsidiary of Indo-Pacific during the year ended December 31, 2002.

A standard Directors & Officers Liability Insurance policy has been issued on behalf of every past, present or further director, secretary or officer of Indo-Pacific and its subsidiary companies. The limit of liability is NZ$10million, for a premium payment of NZ$87,000. No premium amounts were paid by an individual director or officer. The insurance contract is subject to a deductibility of NZ$25,000 per claim.

ADDITIONAL INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Indo-Pacific or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Indo-Pacific.

Management Contracts

Management functions of Indo-Pacific or any subsidiary of Indo-Pacific are not, to any substantial degree, performed by a person other than the directors or officers of Indo-Pacific or its subsidiaries.

Interest of Insiders in Material Transactions

To the knowledge of management of Indo-Pacific, no insider or director of Indo-Pacific, or associate or affiliate of such person, had any material interest, direct or indirect, in any transaction during the year ended December 31, 2002, or has any material interest in any proposed transaction in the current year except as disclosed herein. Indo-Pacific has reached an agreement in principle with Trans-Orient, which holds just of 10% of Indo-Pacific’s common shares, whereby Indo-Pacific will extend the term of 836,845 Series A Warrants from December 31, 2003 to November 30, 2004 in consideration of Trans-Orient agreeing that the extended Series A Warrants shall be:

(i)	increased as to exercise price by US$0.10 per share (to US$1.50 per share); and

(ii)
exercisable into common shares only (they are currently exercisable into a common share plus a Series B Warrant which is itself exercisable into an additional common share at a price of US$2.50 per share).

The agreement in principle is subject to negotiation of a definitive agreement and any necessary regulatory approval. In the event the arrangements are completed a public notice will be disseminated.

Interest of Certain Persons in Matters to be Acted Upon

To the knowledge of management of Indo-Pacific, no insider or director or senior officer, or any person who has held such a position since the beginning of the last completed financial year end of Indo-Pacific, or any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on at the Meeting except as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

Change of Name

Indo-Pacific has been conditionally accepted for listing on the TSX Venture Exchange in Canada and on the New Zealand Stock Exchange in that country. The board of directors concluded that because there are at least two other public companies with similar names (Indo-Pacific Energy Limited and Indo-Pacific Resources Ltd.) that the board of directors would recommend a name change to avoid confusion in the capital markets. Austral Pacific Energy Ltd. was chosen as it reflects the focus of Indo-Pacific’s oil and gas exploration.

Pursuant to the Business Corporations Act (Yukon) a change of name of a corporation requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution at the Meeting.

Accordingly, shareholders will be asked to approve the following special resolutions to amend the Articles of Indo-Pacific:

Resolved, as special resolutions, that:

(a)	the name be changed to Austral Pacific Energy Ltd.;

(b)	the Articles be amended to reflect the change of name; and

(c)	the directors be authorized to revoke the special resolutions to change the name before being acted upon without further approvals from the shareholders.

Upon the change of name becoming effective, the existing shares of Indo-Pacific will be replaced by new share certificates representing the new company name and shareholders will receive a notice advising of the change of name. Old “Indo-Pacific Energy Ltd.” certificates will continue to be valid certificates.

Approval of Up-dated By-laws

The previous by-laws of Indo-Pacific were adopted by Indo-Pacific in 1998. Given the length of time since these existing by-laws were originally adopted and given the recent amendments to the securities instruments and policies of the regulatory authorities, the board of directors determined it was appropriate to adopt updated by-laws to keep up with such amendments (including the use of electronic or paper-less shares) and to effect certain corporate governance changes including deletion of the Chairman’s casting vote and removing the obligation of the Chief Executive Officer to also be a director. The board of directors is proposing to pass a resolution to adopt new by-laws (the “2003 By-Laws”) and a copy of the 2003 By-laws will be available for inspection at the Meeting and will be available on request from Indo-Pacific’s Canadian legal counsel (Mr. Zinkhofer phone no. 604-691-7483 or bzinkhofer@lmls.com). The

2003 By-laws reflect recent amendments to provisions of the regulatory authorities, for example, that permit a shareholder meeting called by the directors to be held entirely by means of a telephone, electronic or other communication facility and to provide for the use of electronic share certificates. Under the provisions of the Business Corporations Act (Yukon), by-laws made by directors are required to be submitted to shareholders for confirmation, rejection or amendment by ordinary resolution and are effective unless rejected.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution confirming the 2003 By-laws. An ordinary resolution is a resolution passed by shareholders of a corporation at a general meeting by a simple majority of the votes cast in person or by proxy. The Board is of the view that the shareholders are neither adversely or materially affected in any way by the adoption of the 2003 By-Laws which are of a “housekeeping” nature and deal mainly with corporate administrative matters.

The board of directors recommends that you vote in favour of the above resolution.

OTHER MATTERS

Management is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of Indo-Pacific.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

     DATED at Wellington, New Zealand, December 5, 2003.

     “David Newman”

     David Newman
     Chairman of the Board

Interested parties can contact Jennifer Lean, Manager, Corporate Affairs, at Karori, Wellington, New Zealand, telephone number: 64 4 4762 717, fax number: 64 4 4760 120.